CUSIP No. 759757 10 7	13D	Page 1 of 9

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Rennova Health, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

759757 10 7

(CUSIP Number)

Aella Ltd.

Suite 104A

Saffrey Square

Bank Lane

P.O. Box N-9306

Nassau, Bahamas

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759757 10 7	13D	Page 2 of 9

1.	Names of Reporting Persons Aella Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Commonwealth of The Bahamas
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,843,370
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,843,370
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,843,370
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person OO

CUSIP No. 759757 10 7	13D	Page 3 of 9

1.	Names of Reporting Persons P. Wilhelm F. Toothe, Trustee of The Olive Tree Trust
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Commonwealth of The Bahamas
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,843,370
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,843,370
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,843,370
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person OO

CUSIP No. 759757 10 7	13D	Page 4 of 9

1.	Names of Reporting Persons The Olive Tree Trust
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship Or Place Of Organization Commonwealth of The Bahamas
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,843,370
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,843,370
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,843,370
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person OO

CUSIP No. 759757 10 7	13D	Page 5 of 9

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of Rennova Health, Inc. (f/k/a CollabRx, Inc.), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 400 South Australian Avenue, 8th Floor, West Palm Beach, Florida 33401.

Item 2. Identity and Background

This Schedule 13D is being filed by Aella Ltd. ("Aella"); P. Wilhelm F. Toothe, as trustee of The Olive Tree Trust ("The Olive Tree Trust"); and The Olive Tree Trust.

Aella is wholly-owned by The Olive Tree Trust, of which P. Wilhelm F. Toothe serves as trustee. The business address for each of Aella, Mr. Toothe and The Olive Tree Trust is Suite 104A, Saffrey Square, Bank Lane, P.O. Box N-9306, Nassau, Bahamas. Sharon Lynne Hollis is the settlor and Ms. Hollis and her family are the beneficiaries of The Olive Tree Trust.

Mr. Toothe is a partner with the law firm of E.P. Toothe & Associates.

During the last five years, neither Aella, The Olive Tree Trust, nor Mr. Toothe has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and neither Aella, The Olive Tree Trust, nor Mr. Toothe has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Aella is a Bahamian international business corporation; The Olive Tree Trust is a Bahamian trust; and Mr. Toothe is a Bahamian citizen.

Item 3. Source and Amount of Funds or Other Consideration

Shares were issued to Aella, as described in Item 5 below, pursuant to the merger agreement among Medytox Solutions, Inc. ("Medytox"), CollabRx Merger Sub, Inc., and the Issuer, and the consummation of the transactions related thereto (the "Merger").

Item 4. Purpose of Transaction

Aella acquired the Shares in connection with the Merger. Aella, The Olive Tree Trust, and/or Mr. Toothe may, from time to time, depending upon then market conditions and other factors deemed relevant by such persons, acquire additional Shares or dispose of the Shares.

Except as set forth below, neither Aella, The Olive Tree Trust, nor Mr. Toothe has any current plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 759757 10 7	13D	Page 6 of 9

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those actions enumerated above.

Aella, The Olive Tree Trust and/or Mr. Toothe will continue to evaluate the Issuer and its management and may, depending upon such person's then evaluation, seek to formulate plans or proposals, which plans or proposals may result in any of the enumerated actions described above.

Item 5. Interest in Securities of the Issuer

As of November 2, 2015, Aella owns of record 1,843,370 Shares (or approximately 12.7% of the total number of Shares of Common Stock of the Issuer currently outstanding). Aella may be deemed to have shared dispositive and voting power with respect to such Shares with The Olive Tree Trust and P. Wilhelm F. Toothe, as trustee of The Olive Tree Trust. Such Shares do not include 1,000 shares of the Issuer's Series B Convertible Preferred Stock, owned of record by Aella, and with respect to which Aella may be deemed to have shared dispositive and voting power with The Olive Tree Trust and with Mr. Toothe, as trustee of The Olive Tree Trust. Such Shares also do not include Shares owned by a third party entity, and which third party entity is owned by a trust of which P. Wilhelm F. Toothe serves as trustee.

The Series B Convertible Preferred Stock ranks (a) with respect to liquidation rights (i) senior to the Shares and (ii) senior to all other classes and series of equity securities of the Issuer that by their terms do not rank senior to the Series B Convertible Preferred Stock, including the Series E Convertible Preferred Stock, and (b) with respect to the payment of dividends (i) on parity with the Shares and the Series E Convertible Preferred Stock of the Issuer and (ii) senior to all other classes and series of equity securities of the Issuer that by their terms do not rank senior to the Series B Convertible Preferred Stock.

Each holder of Series B Convertible Preferred Stock is entitled to receive dividends at the same time any dividends are declared and set apart for payment on any Shares, in an amount which such holder would have been entitled to receive if such Series B Convertible Preferred Stock were converted to Shares (assuming that all outstanding shares of Series B Convertible Preferred Stock are convertible on such date).

Upon the liquidation, dissolution or winding up of the Issuer, prior and in preference to any distribution of any assets or funds of the Issuer to any holder of any series of preferred stock ranking junior to the Series B Convertible Preferred Stock or to any holder of Shares, the holders of the Series B Convertible Preferred Stock shall be entitled to be paid an amount per share equal to $5,000 plus any declared and unpaid dividends on the Series B Convertible Preferred Stock. Any (a) consolidation or merger of the Issuer with or into any other entity or any other reorganization (with certain exceptions), (b) transaction or series of related transactions to which the Issuer is a party in which a majority of the Issuer's voting power is transferred (with certain exceptions) or (c) sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Issuer shall also entitle the holders of the Series B Convertible Preferred Stock to receive the liquidation preference described above.

CUSIP No. 759757 10 7	13D	Page 7 of 9

At any time after December 31, 2015, each share of the Series B Convertible Preferred Stock is convertible at the option of the holder at a conversion price of $4.36. Commencing with December 31, 2016 and thereafter on each of December 31, 2017, December 31, 2018, December 31, 2019 and December 31, 2020, an amount equal to 20% of the shares of Series B Convertible Preferred Stock originally issued to each holder of Series B Convertible Preferred Stock (as that percentage may be adjusted upon certain events) shall automatically be converted into Shares.

Prior to any transfer of any share of Series B Convertible Preferred Stock by any holder, the other holders and the Issuer will have the right, but not the obligation, to purchase such share at a price equal to $5,000 plus any declared but unpaid dividends. In addition, shares of Series B Convertible Preferred Stock may be cancelled for no consideration at the option of the Issuer if the holder breaches certain non-competition obligations.

At any time, at the Issuer's option, shares of the Series B Convertible Preferred Stock may be redeemed at a price per share equal to $5,000 plus any declared but unpaid dividends. The Issuer is not required to redeem the shares of Series B Convertible Preferred Stock proportionately and may at any time redeem shares held by one or any number of holders in any combination. The allocation among the holders of the shares of Series B Convertible Preferred Stock to be redeemed is solely at the discretion of the Issuer.

The shares of Series B Convertible Preferred Stock vote together with the Shares as a single class and each share of Series B Convertible Preferred Stock shall have 1,146 votes.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Materials to be Filed as Exhibits

Exhibit A – Joint Filing Agreement pursuant to Rule 13d-1(k).

CUSIP No. 759757 10 7	13D	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2016	Aella Ltd.

By: The Olive Tree Trust

	By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee

The Olive Tree Trust

	By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee

CUSIP No. 759757 10 7	13D	Page 9 of 9

Exhibit A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned. The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

February 2, 2016	Aella Ltd.

By: The Olive Tree Trust

	By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee

The Olive Tree Trust

	By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee